SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of AUGUST 2004
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS
                                --------------------------------
                                IN SHARES
                                ---------

AMVESCAP PLC
IMMEDIATE RELEASE  4 AUGUST 2004
CONTACT:  MICHAEL S. PERMAN  TEL: 020 7065 3942


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)           Name of company            AMVESCAP PLC

2)           Name of shareholder having a major interest

             FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

             NOTIFICATION IS IN RESPECT OF FRANKLIN RESOURCES, INC. AND ITS AFFILIATES, WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES. FRANKLIN RESOURCES, INC., ADIVERSIFIED FINANCIAL SERVICES COMPANY, AND ITS AFFILIATES PERFORM INVESTMENT MANAGEMENT, ADVISORY ANDRELATED SERVICES FOR CLIENTS ON A GLOBAL BASIS.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

             Registered Holder                              No. of Shares

             Bank of New York, London                             254,831
             JP Morgan/Chase, London                           42,365,338
             Cede, New York                                        12,000
             Citibank, London                                      57,000
             Euroclear Bruxelles BIC Mgt, London                   11,100
             Mellon Bank NA, London                               413,800
             Merrill Lynch, London                              1,364,264
             Northern Trust Company, London                       334,523
             Royal Trust Corp of Canada, London                 2,843,466
             State Street Nominees Limited, London              1,761,003
                                          TOTAL                49,417,325

5)           Number of shares/amount of stock acquired     NOT STATED

6)           Percentage of issued class                    -

7)           Number of shares/amount of stock disposed     -

8)           Percentage of issued class                    -

9)           Class of security                             25P ORDINARY SHARES

10)          Date of transaction                           NOT STATED

11)          Date company informed                         4 AUGUST 2004

12)          Total holding following this           49,417,325 ORDINARY SHARES
             notification

13)          Total percentage holding of issued
             class following this notification             6.09%

14)          Any additional information                    -

15)          Name of contact and telephone number for queries

                  MICHAEL S. PERMAN
                  TEL: 020 7065 3942

16) Name and signature of authorised company official responsible for making this notification

                  MICHAEL S. PERMAN
                  AMVESCAP PLC
                  COMPANY SECRETARY

             Date of Notification       4 AUGUST 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  4 August 2004                  By   /s/  MICHAEL S. PERMAN
      -------------                      --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary